Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six months ended January 31,	Year ended July 31,
	2014	2013	2012	2011	2010	2009
Earnings
Income before income taxes	(55,194)	(176,189)	(84,613)	29,670	23,208	38,687
Fixed charges	32,019	60,126	37,528	26,106	11,468	7,297
Amorization of interest capitalized	254	501	301	255	267	277
Less interest capitalized	(40)	(423)	(1,673)	(583)	(186)	(200)

Adjusted earnings	(22,962)	(115,985)	(48,457)	55,448	34,757	46,060

Fixed charges
Interest expensed	30,952	57,936	34,022	23,956	10,215	6,263
Interest capitalized	40	423	1,673	583	186	200
Portion of rental expense (1/3) deemed representative of interest	1,027	1,767	1,833	1,567	1,067	833

Total fixed charges	32,019	60,126	37,528	26,106	11,468	7,297

Ratio of earnings to fixed charges	—	—	—	2.1	3.0	6.3